NO ACT

PE
12-21-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


10010482



Received SEC
JAN 23 2010
Washington, DC 20549

January 23, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-23-2010

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: General Electric Company
Incoming letter dated December 21, 2009

Dear Mr. Mueller:

This is in response to your letter dated December 21, 2009 concerning the shareholder proposal submitted to GE by John Hepburn. We also have received a letter from the proponent dated December 30, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Hepburn

*** FISMA & OMB Memorandum M-07-16 ***

January 23, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 21, 2009

The proposal requests that the board explore with certain executive officers the renunciation of stock option grants specified in the proposal.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that GE did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Jessica S. Kane
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

December 30, 2009

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549, U.S.A.

copies: R.O. Mueller, Gibson, Dunn & Crutcher
C.T. Beazer, General Electric Company

Re: *General Electric Company*
Shareowner Proposal of John Hepburn
Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is in follow-up to my e-mail of December 22, 2009 advising that I intended submitting a statement under Rule 14a-8(k) in response to the Company's arguments laid out in the letter to the Commission dated December 21, 2009 from Gibson, Dunn & Crutcher LLP.

Firstly, I wish to advise that I am not a lawyer. Consequently I am not able to research, or evaluate, legal precedents which may support my case and I trust that Commission staff will be able do so in order to ensure that the "playing field is kept level".

It is interesting that the Company has initiated a "no action" letter at such a late date, being 10-1/2 weeks following its receipt of my Shareowner Proposal on October 8, 2009. From the outset it was obviously of concern, as on October 16 I received the first e-mail from Mr. Beazer requesting a telephone conversation. Subsequently three conversations took place – on October 20, November 10 and December 9. The Company's 2009 Proxy Statement revealed that during 2008 there were 22 Board meetings (on average, one every 2.4 weeks) and eight meetings (on average, one every 6.5 weeks) of the Management Development and Compensation Committee. So why did management wait until the Board meeting of December 11, 2009 to present its concerns when, surely, there must have been a number of other meetings between October 8 and that date when they could have done so?

General Electric claims it has substantially implemented my Proposal. Because the sentence of Rule 14a-8(i)(10) is in the past tense, my interpretation of "if the company has already substantially implemented the proposal" is that the Company, in order to make a claim, must have so implemented before receipt of my Proposal, not afterwards, which in this case would have been before 8 October 2009. On page 3 of the "no action" letter, in each of the cases quoted of Intel, Johnson and Johnson, Coca-Cola and General Motors it appears that the respective companies already had in place applicable policies and procedures prior to receipt of the respective proposals. So I would argue that although General Electric claims that it has implemented the Proposal, because it was only after its receipt, then it has not properly complied with the sub-paragraph's intent.

The middle paragraph on page 4 of the letter details that the "Company... presented each executive with the Proposal and the Company's basis for the option grants, and asked the executive to consider renouncing his or her option grants". No indication was given of any decisions. It is not too difficult to deduce them. However, if the Proposal is included in

..../2

the 2010 Proxy Statement and shareowners do vote a majority of shares in favour, then these nine executives really are going to have to consider what the ultimate owners of General Electric expect from them. I am only one long-term shareowner with 300 shares, but such a majority is likely to have the weight of over 1 million shareowners voting over 4 billion shares. These officers would surely take into account that in 2008 the Company's Chairman declined a major portion of that year's remuneration and two of its Vice-Chairmen declined part of theirs. At the time I found this to be commendable and responsible in a year when shareowners had been hit very hard.

Exhibit A to the no-action letter actually provides additional support to my reasons for submitting the Proposal so I will not go over them again but ask you to consider them in arriving at your decision.

There is also an item of information that was not included in Exhibit A. The prime purpose of Mr. Beazer's third telephone call to me on December 9, 2009 was to make an offer that, on April 28, 2010 in Houston, prior to the start of the 2010 Annual Meeting, I could meet with Mr Larsen - Chairman of the Management Development and Compensation Committee as well as lead independent director - and Mr. Lynch - Senior Vice-President, Human Resources of the Company – to review with them the Company's philosophy and practices on executive compensation. Also, I was assured that I would be given the opportunity to address shareowners from the microphone during the Annual Meeting. This was provided that I withdrew my Proposal, meaning that it would not be included in the Proxy Statement and, of course, there would be no shareowner vote. At the end of that call I said to Mr. Beazer that it was unlikely that I would withdraw my Proposal but would give it more thought and get back to him within 10 days. Five days later, on December 14, I did send an e-mail to Mr. Beazer confirming that I did not wish to withdraw my Proposal. Unbeknownst to me, of course, was that in the interim the Directors' meeting of December 11 took place setting the wheels in motion for the no-action letter of December 21, 2009. So, why, literally only one full day before that Board meeting, did I receive an offer that would have still enabled me to read my proposal at the Annual Meeting?

The 2009 Proxy Statement of General Electric included shareowner proposal, No. 2 – Executive Compensation Advisory Vote, commonly known as a "Say on Pay" resolution. Of the shares voted, 43.1% voted "For", up from 38.2% for the same proposal the prior year. Particularly, following the debacle over the past two years in the banking and financial services industries, and, as Mr. Immelt stated in his address on December 9 to the U.S. Military Academy at West Point, "when greed drove leaders and rewards became perverted", the issue of executive compensation is uppermost in the minds of many people.

I respectfully request that the Staff agree to the inclusion of my Shareowner Proposal in the 2010 Proxy Materials of General Electric Company. I am happy to provide any additional information and answer any questions that you may have.

Yours truly,

John Hepburn

John Hepburn

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 21, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of John Hepburn
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareowners (collectively, the "2010 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from John Hepburn (the "Proponent"). Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company's "Board of Directors explore with the nine Corporate Executive Officers granted stock options on March 12 and July 23, 2009, the renunciation of these grants due to their opportunistic, gratuitous and excessive nature, as well as their failure to align executives' long-term interests with those of shareowners." A copy of the Proposal and related correspondence with the Proponent is attached hereto as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. In addition, the Company requests that the Staff waive the 80-day deadline in Rule 14a-8(j)(1) for good cause.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareowner proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release").[1] The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed the proposal's essential objective. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

---

[1] Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position, further reinforcing that a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

Precedent under Rule 14a-8(i)(10) confirms that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. Rule 14a-8(i)(10)'s focus on end results instead of process was recently highlighted in *Intel Corp.* (avail Feb. 14, 2005). In the *Intel* no-action letter, the company had received a proposal asking that it "establish a policy" of expensing all future stock options. The company argued that the proposal had been substantially implemented through FASB's approval of Statement 123(R), and the staff concurred that the new accounting rule had substantially implemented the proposal. *See also Johnson & Johnson* (avail. Feb. 17, 2006) (proposal requesting that the company verify the "employment legitimacy" of all U.S. employees and terminate those "not in compliance" was deemed substantially implemented by the company's representation that it complied with applicable immigration laws); *The Coca-Cola Company* (avail. Feb. 24, 1988) (proposal that the company not make new investments in South Africa was substantially implemented by enactment of a federal statute prohibiting new investment in South Africa).

Thus, under Rule 14a-8(i)(10), the Staff does not evaluate whether a proposal has been implemented in the manner preferred by the proponent, but instead the Staff evaluates whether the relevant policies, practices and procedures of the company "compare favorably" with what would be achieved under the proposal. For example, in *General Motors Corp. (Seidenberg)* (avail. Mar. 4, 1996), a proponent had submitted a proposal that a policy of secret balloting be implemented for all votes of the shareowners, "such policy to be amendable only by a majority vote of the stockowners." General Motors demonstrated to the Staff that the company had a long-standing policy, stated in each year's proxy statement, providing for secret balloting and argued that this policy substantially implemented the "essential objective" of the proposal, even though the policy could be amended other than by a majority vote of shareowners. Notably, the company observed:

> [T]he Staff has not required that a registrant implement the action requested exactly in all detail but has been willing to issue no-action letters under paragraph (c)(10) in situations where the essential objective of the proposal had been satisfied. If the mootness requirement of paragraph (c)(10) were applied too strictly, the intention of paragraph (c)(10)—permitting exclusion of 'substantially implemented' proposals – could be evaded merely by including some element in the proposal that differs from the registrant's policy or practice. (Citations omitted.)

Based on these arguments, the Staff concurred that General Motors could exclude the proposal. See also *Intel Corp.* (avail. Mar. 11, 2003) (concurring that a proposal requesting that Intel's board submit to a shareowner vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy requiring a shareowner vote on most, but not all, forms of company stock plans).

The Company granted options to approximately 4,000 of its employees during 2009 and the Proposal relates to certain of those options that were granted to Company executives other than the Chief Executive Officer. The Board's Management Development and Compensation Committee granted the options balancing a number of considerations, including encouraging future superior performance at a time of enormous stress for the Company and the markets, aligning the recipients' interests with those of the Company's long-term shareholders and the cost to the Company of such equity grants. The Proposal requests that the Company's Board explore the renunciation of these grants with nine of the executives. The Company had a number of conversations with the Proponent to discuss the Proposal and provide context for the option grants that are the subject of the Proposal. In correspondence that followed one of these conversations, the Proponent acknowledged that his Proposal has a limited goal and affords the Company discretion in how it implements that goal, stating, "I tried to word my proposal carefully, in particular using the word 'explore' to provide a wide-ranging meaning. I had assumed that, as the Board had approved the options grants, the Company is contractually obligated to the recipients, and that re-examination is not possible."

We have been informed by the Company's Vice President, Chief Corporate, Securities and Finance Counsel, that following receipt of the Proposal and the foregoing discussions between the Company and the Proponent, the Company's management presented the subject of the Proposal to the Board at its December 11, 2009 meeting. Following that presentation and further discussions, the Board's lead independent director, who also chairs the Management Development and Compensation Committee, authorized the legal department to contact each of the nine executive officers and explore whether they would renounce the option grants. Thereafter, the Company contacted each of the nine executives, presented the executive with the Proposal and the Company's basis for the option grants, and asked the executive to consider renouncing his or her option grants. Accordingly, because the Company presented the matter to the Board and with the Board's oversight has communicated with the executives regarding whether they would renounce their option grants, the Proposal's essential objective—exploring the possibility of renouncing certain option grants—has been carried out. Thus, the Company has substantially implemented the Proposal within the meaning of Rule 14a-8(i)(10).

This is precisely the scenario contemplated by the Commission when it adopted the predecessor to Rule 14a-8(i)(10) "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." 1976 Release. The Proposal makes a single request: that the Board and certain executives "explore . . . the renunciation of these grants." When a company has already acted on an issue addressed in a shareowner proposal, Rule 14a-8(i)(10) does not require the company to present the matter to its shareowners to reconsider the issue. *See, e.g., Allegheny Energy, Inc.* (avail. Feb. 20, 2008); *Honeywell International, Inc.* (avail. Jan. 24, 2008) (concurring with the exclusion of the proponent's rephrased proposal as substantially implemented under Rule 14a-8(i)(10) for the fourth year, when the company had implemented the proponent's prior proposal regarding the same matter).

The Staff on several occasions has concurred with the exclusion of proposals similar to the Proposal where the company was requested to review or consider matters specified in the proposal. In *E.I. du Pont de Nemours and Co.* (avail. Feb. 18, 2003), the proponent submitted a proposal requesting that the company's board of directors "give consideration to having a wage roll employee . . . nominated for election to the Board of Directors." The proponent had submitted a nearly identical proposal the previous year, which was included in the company's proxy materials with a statement that the company's board opposed the proposal. Upon again receiving the proposal, the company took the additional step of formally submitting the proposal for review by the board committee responsible for considering director nominations. The company then notified the Staff that on this basis the company had considered, and thus substantially implemented, the proposal. Based on the representations made in the company's letter, the Staff concurred that the proposal could be excluded under Rule 14a-8(i)(10).

Similarly, in *PetSmart, Inc.* (avail. Mar. 28, 2008), the Staff permitted the exclusion of a proposal pursuant to Rule 14a-8(i)(10) where the proposal "encourage[d] the Board to consider creating and enforcing a plan to resolve the lack of adequate and proper care of sick and/or injured animals received by and housed in PetSmart stores." The company argued in favor of exclusion based on the fact that the company already had a detailed animal health and welfare policy in place. Moreover, the company pointed to the proponent's own admission in its correspondence that because the company was merely being "encouraged" to "consider" the proposal, in reality the proposal did not "compel the Company to do anything." Thus, the Staff concurred that the actions taken by the company had substantially implemented the proposal and permitted exclusion based on Rule 14-a(8)(i)(10).

As was the case in *du Pont* and *PetSmart*, the Proposal here seeks to have a matter considered, and that goal has been achieved through a presentation to the Company's Board and engagement with the nine executives on the matter addressed in the Proposal. The Proponent's statements show that the essential objective of the Proposal is only to have the possibility of renunciation raised with the executives who have received the grants. This was clearly accomplished by virtue of the communications described above. Thus, there is no further action that would be necessary or possible to implement the Proposal, and a shareowner vote on the Proposal would not serve any purpose. Accordingly, based on the actions taken by the Company, the Proposal may be excluded from the Company's 2010 Proxy Materials under Rule 14a-8(i)(10) as substantially implemented.

II. Waiver Of The 80-Day Requirement In Rule 14a-8(j)(1) Is Appropriate.

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff to waive the deadline if a company can show "good cause." The Company needed time to present this matter to the Company's Board, which had a regularly scheduled meeting on December 11, 2009, to engage in further discussions and obtain authorization to pursue the matter, and to communicate with the nine executives in order to explore the possibility of their renouncing the grants. By taking such actions, the Company was able to fully address the Proposal. Accordingly, we believe that the Company has "good cause" for its inability to meet the 80-day requirement, and we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Craig T. Beazer, the Company's Counsel, Corporate & Securities, at (203) 373-2465.

Sincerely,



Ronald O. Mueller

ROM/emh
Enclosures

cc: Craig T. Beazer, General Electric Company
John Hepburn

100769895_7.DOC

Exhibit A

RECEIVED

OCT 08 2009

B. B. DENNISTON III

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

6 October 2009 BY COURIER

Mr. Brackett B. Denniston III
Secretary, General Electric Company
3135 Easton Turnpike
Fairfield
Connecticut 06828
U.S.A.

Dear Mr Denniston:

Re: Shareowner Proposal

Accompanying this letter is a Shareowner Proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 that I ask you to include in the Company's Proxy Statement with respect to the Annual Meeting of Shareowners in 2010.

I believe that I have complied with the requirements detailed on page 48 of the Company's 2009 Proxy Statement, as well as all requirements pursuant to Rule 14a-8 of the Act - in particular:

- I have continuously owned 300 shares of the Company, being in excess of $2,000 market value, for more than one year as of the date of this letter and I intend to continue holding these shares through the date of the Annual Meeting that I will attend in person.
- As I am not a registered holder of these shares - because I hold them in my retirement savings account – attached is a letter, dated October 6, 2009 from BMO Trust Company, Toronto, Canada confirming that I have held those shares continually since May 2002.
- The proposal and supporting statement are not in excess of 500 words.

Yours truly,



John Hepburn

Attachments

Shareowner Proposal

Stock Options Granted to Corporate Executive Officers in 2009

RESOLVED: That the shareowners of General Electric request that the Board of Directors explore with the nine Corporate Executive Officers granted stock options on March 12 and July 23, 2009, the renunciation of these grants due to their opportunistic, gratuitous and excessive nature, as well as their failure to align executives' long-term interests with those of shareowners.

Supporting Statement:

The Compensation Discussion and Analysis, recommended for inclusion in the 2009 Proxy Statement by the Management Development and Compensation Committee of the Board, noted (about business practices generally) that there was "...widespread concern over executive pay". It also stated that GE's executive compensation program "...aligns the executives' long-term interests with those of our shareowners...".

For many years granting of stock options on GE common stock has been a component of Corporate Executive Officer compensation with the options grant dates occurring in September consistently every year.

On March 12, 2009 - a mere six trading days after GE stock sank to a 17-year low of $5.728 - nine Corporate Executive Officers were granted stock options at an exercise price of $9.57 with a 10-year expiration date. Three Vice-Chairmen were each granted 1,000,000 options, the fourth 900,000, the SVP Secretary 700,000, and four other officers 1,100,000 in aggregate. Never, in any year 1999-2008, has any one of those officers been granted more than 350,000 options.

On July 23, 2009 additional options grants were made at an exercise price of $11.95 with a 10-year expiration date. Each of the four Vice-Chairmen was granted 800,000 options, the SVP Secretary 700,000, and the four other officers 1,150,000 in total.

To the date of this proposal - October 6, 2009, no further options have been granted, particularly, none in September during which GE's stock price ranged $17.52-$13.03.

Those nine Corporate Executive Officers, surely, must share in responsibility for the stock price sinking 85% in less than one year to that low of $5.728. To grant stock options, especially at such a generous level, within six days of that low, and on a date totally asynchronous with prior years' grants, has to be considered opportunistic and gratuitous. Compounding this is the second generous grant at an exercise price only $2.38 higher. Together these two grants were, for each of three Vice-Chairmen six times his 2008 grant, and for the SVP Secretary eight times.

The likely rationale for these extraordinary options grants is to mitigate the dramatic decline in value of previous options grants and restricted stock unit awards which ranged in price from $57.31 to $27.05 on September grant dates back to 1999.

Without their March and July options grants those nine Corporate Executive Officers would have joined us – the shareowners - in feeling the full consequences of plunging profits, drastic dividend cut and loss of Triple A debt ratings that inevitably precipitated shredding of the stock price.

Do you believe that our Directors – our elected representatives – erred in voting their approval for these stock options grants? If your answer is YES, then....

Please vote **FOR** this Resolution.

BMO Financial Group

BMO Trust Company
Corporate Trust
100 King Street W, 52nd Floor, P.O. Box 150
1 First Canadian Place,
Toronto, Ont. M5X 1H3

Andrew Turek-Manager- Policies/Procedures

October 6th, 2009

Mr. John Hepburn

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

RE: GE Shares in Mr. John Hepburn's Registered Account

BMO Trust Company is the Trustee for all Registered Plans held with BMO Financial Group. This letter is to confirm that our client, John Hepburn, has a total of 300 General Electric shares in his account held at BMO Nesbitt Burns. These shares were purchased in May 2002. We also confirm that since these shares are held within Mr. Hepburn's Registered Account, the record holder of these shares would be listed in our Nominee name "BMO Nesbitt Burns".

Please call me if you have any additional questions or concerns.

Sincerely,



Andrew Turek
Manager – Policies & Procedures
BMO Trust Company
Tel: (416) 867-5851
Fax: (416) 867-6264
Email: Andrew.Turek@BMO.com

From: John Hepburn [mailto *** FISMA & OMB Memorandum M-07-16 ***
Sent: Sunday, November 15, 2009 9:47 PM
To: Beazer, Craig T (GE, Corporate)
Subject: Follow-up to Conference Call of November 10/11-09

Good morning, Craig:

In an attachment to this e-mail I have put together some thoughts confirming how I see this issue following our conference call of last week.

Just let me know if you wish to discuss it. Please note that I will be unavailable the first week in December - ending Saturday the 5th.

Best regards,

John

Follow-up to Conference Call of November 10/11- 2009

Firstly, soon after our call ended it came to my mind that I had, indeed early in the year, seen purchases of GE stock by Mr. Neal disclosed in the EDGAR site. I checked these out and, as you will be aware, over six occasions between February 23 and March 4, 2009 he accumulated a total of 200,000 shares at prices ranging from $5.99 to $8.89. Back on November 13, 2008 he also purchased 50,000 shares at $14.99.

I checked the other eight officers and saw that Mr Rice purchased 50,000 shares on March 3 at $7.04. From what I could determine none of the remaining seven purchased any shares on the open market between November 2008 and March 2009.

I have put some numbers together to illustrate my concerns with these huge option grants. These are numbers that any shareholder can easily calculate. They are straightforward, tangible and meaningful.

Over the next two or three years it is reasonable to expect that world economies are going to recover and resume growth with GE participating and, to quote Mr. Immelt in the 2008 Annual Report "... we expect our businesses will continue to grow faster than the S&P 500." In the four, relatively stable years 2004 through 2007 GE stock traded in the $30s, only descending below for a few weeks in early 2004. So by 2011/2012 it is reasonable to expect that GE stock should return to the $30s, a level that was first attained eleven years ago in 1998.

(I checked the comparative performance of GE stock over the past five years. It is presently down about 55% compared with a decline of 8% in the S&P 500, a decline of 5% in 3M, an increase of 8% in Honeywell and an increase of 35% in United Technologies.)

Mr. Sherin appears first after Mr. Immelt in the 2009 Proxy Statement tables so I will use him as the illustration of my concerns. These are the bases of my calculations:

- Mr. Sherin was granted a total of 1,800,000 stock options in March and July 2009 at an average exercise price of $10.63 over a five-year vesting period.
- GE stock is expected to rise back in to the $30s within the five-year vesting period of these options.
- The lowest exercise price for options granted in the stable years 2004/2007 was $34.01 in 2006 so I'll use that as the level around which GE might trade within the five-year period.
- If the extraordinary grants had not been made in March and July and, instead, the pattern established for 10 years had been continued then Mr. Sherin could have expected the same number of options as in 2008 - namely 300,000 - at the exercise price of $14.50, being GE's closing price on September 8, 2009.

- So.... Mr. Sherin will enjoy a gain of $42,084,000 if his 1,800,000 options rise to $34.01 (a price that is about 7% greater than the $31.75 I paid for my shares in 2002). Even if the stock rises only to $20 he will reap a huge gain of $16,866,000, while long-term shareowners are left with a huge capital loss - particularly in purchasing power terms - along with a substantial reduction in dividend income.

- If, instead, Mr. Sherin's options grants had followed the established pattern his gain would be a more reasonable $5,853,000 based on the $34.01 price.

............/2

- So the reasonably probable gain of $42 million is from just one year's options grants and I feel, as I believe most other shareowners will, that this is absolutely excessive just for the stock price to return to where it was in the middle of this decade. It leaves the impression that executive management do not believe that the stock will get back into the mid $30s and beyond within the next five years, so that their options grants from 2001 to 2008 will expire worthless.

- You indicated that the higher options grants in 2009 were to accommodate lower cash remuneration to these executive officers. On page 16 of the 2009 Proxy Statement I see that Mr. Sherin, in addition to his salary of $1,500,000, received a $2,550,000 cash bonus plus $2,555,300 cash with respect to 50% of his long-term performance award. These total $6,605,300. So if he gives up some of that in return for options he is already away ahead as his 1,800,000 options even today are substantially in the money to the extent of $9,000,000 with the stock now trading $5 greater than the $10.63 strike price. As well, he has expectations of much, much more to come.

As I mentioned in our call I was shocked to read, on October 27, the 24/7 Wall St. review of Audit Integrity's Accounting and Governance Risk Rating that put GE in the 20 companies that Wall St. can trust the least. This forensic measure of transparency and reliability of a corporation's governance practices applies over 100 accounting and governance metrics to a corporation's publicly filed information which yields a percentile score of 1 to 100. I guess it's been influenced by the "say one thing, do another" pattern that has plagued GE recently, notably the first quarter 2008 earnings shock in April, capital raised from Berkshire Hathaway and in the market in October, the massive dividend cut in February, then the loss of triple A rating in March. Such shocks are very distasteful to the marketplace and surely contributed to the hammering of the stock price.

The other matter that is going to be on shareowners' minds is whether these massive options grants this year to corporate executive officers were made to lock such grants in before the window probably closes if the "say on pay" shareowner resolution is again proposed by Walden Asset Management and the Communications Workers of America, and passes. Also, of course, The House of Representatives has already passed HR 3269 "The Corporate and Financial Institution Compensation Fairness Act of 2009" which includes a section that allows for a "say on pay" for all public institutions in the United States. If that gets through the Senate then the law will take over.

Overall, I, like very many shareowners surely, feel that it is plain wrong that senior corporate executives should have the right to reap massive gains from exercising generous stock options grants when the stock only has to return to the stable plateau area of 2004/2007, or even lower. If GE's executive compensation program ".....aligns the executives' long-term interests with those of our shareowners..." should these executives be getting such a special deal?

JH/Oct.16, 2009

From: Beazer, Craig T (GE, Corporate) [mailto:craig.beazer@ge.com]
Sent: Thursday, November 19, 2009 6:17 PM
To: John Hepburn
Subject: RE: Follow-up to Conference Call of November 10/11-09

Good morning John,

Thank you for participating in the call on November 10 and for your subsequent email message.

We appreciate your retrieving the open market purchase information for Messrs. Neal and Rice, which we filed in our SEC reports. We require our named executives to hold very significant amounts of GE stock. For example, the aggregate share-ownership disclosed in the 2009 proxy statement for our named executive officers who are still with the company, was 3,557,301 shares. These shares were accumulated over an average of 26 years of service with the Company and at prices greatly in excess of the current GE stock price. So, our current named executives also have been significantly and negatively affected by our recent stock price performance.

We also appreciate the calculations that you provided in your correspondence. While a stock price in the $30s is desirable, it was not the assumption that was used for determining the size of the grants. Instead, we use the most commonly used method in the United States for assigning value to equity grants based on FAS 123R. This valuation model takes into account factors such as historic stock price volatility and expected option term in determining the current value of these options. Under the FAS 123R model, the annual equity-related compensation expense to the Company for all the 2009 option grants is actually less than the annual expense for option grants in 2008 and the 2008 expense for long-term performance awards, which, as discussed, were not granted in 2009.

Please also note that unlike RSUs and cash compensation, options align better with shareowner interests because the more than 4,400 employees will not receive value for the options unless the market price exceeds the option exercise price when the restrictions lapse over the five-year vesting schedule. Hence, through the option grants the employees have the same risk for stock price performance that shareowners who bought at the exercise price. Thus, our employees' long-term interests are aligned with those of our shareowners.

Finally, while there are many governance ratings, the most widely used governance rating is from ISS/RiskMetrics Group, which, as of Nov. 1, ranks GE as outperforming 90.8% of its industry peers in the Capital Goods group.

I would like to encourage you to reconsider your proposal in light of the time and expense to the Company of including it in the proxy statement and because it asks the Committee to reexamine grants that were carefully conceived in the first place, thereby making it highly unlikely that the Committee would come to a different conclusion.

Please do not hesitate to contact me if you have any further questions or would like to discuss this matter.

Best regards,

Craig

From: John Hepburn < *** FISMA & OMB Memorandum M-07-16 ***
To: Beazer, Craig T (GE, Corporate)
Sent: Sat Nov 28 20:59:43 2009
Subject: Response to your e-mail of Nov19, 2009

Hello Craig:

The one-page attachment contains further thoughts of mine, particularly, in response to your e-mail of ten days ago.

GE shareowners - especially those who have held the stock for some years - have been hit very badly in 2008 and 2009 so I believe that I would receive much support for my proposal which I feel is relevant and reasonable.

Best regards,

John

Response to C. Beazer's e-mail of November 19, 2009

I do recognize that the Company must comply with FAS 123R for the valuation of stock option grants and I recall that it is the Black-Scholes model that is being used. But that is still a theoretical model. Could more consideration have been given to what hard, realizable dollars might flow into the pockets of recipients and whether these dollars are fair and reasonable? For Messrs Sherin, Neal and Rice, for example, not too many shareowners will feel that a capital gain of $42,000,000 each is fair and reasonable for the stock just returning to a level of $34.00, around which it traded during 2004/2207. Their 2008 options grant at the exercise price of $28.12 would provide a capital gain of $1,764,000 – less than 5% of what 2009 might bring them but obviously considered equable at the time of being granted. It's difficult to see how adjustments to other forms of compensation in 2009 can accommodate such a probable differential.

Again I feel, for all the reasons laid out earlier, that shareowners will be expecting corporate management to do everything possible from the perspectives of earnings/dividends, structure, communication, etc. to ensure that GE's stock will return to the mid $30s by 2011/2012 and certainly by October 2013. One high-profile investor who must be looking for that is Mr Warren Buffet. Already Berkshire-Hathaway's Goldman Sachs warrants - acquired September 2008 - are well "in the money" with the stock trading some 43% higher than the strike price of $115. In contrast, GE stock is trading around 28% lower than the strike price of $22.25 of the Berkshire-Hathaway warrants. $34 would provide a 50% gain.

Within the Compensation Discussion and Analysis to be included in the 2010 Proxy Statement I expect that quite a bit of space will be needed to explain the changes in philosophy for 2009 and how the new programs work, irrespective of whether or not my proposal is included. Certainly some time would be needed to draft the Directors' recommendation to my proposal that might entail some repetition of, and expansion on, the content in the Discussion and Analysis.

I tried to word my proposal carefully, in particular using the word "explore" to provide a wide-ranging meaning. I had assumed that, as the Board had approved the options grants, the Company is contractually obligated to the recipients, and that re-examination is not possible. However, if my proposal was approved by shareowners, the nine officers could follow the lead established in 2008 (when Messrs Immelt, Sherin and Neal declined a portion of their compensation) and decline their options awards, say, to the extent the number of options exceeded those granted in the previous year. For example Messrs Sherin, Neal and Rice might decline 1,500,000 options leaving them with 300,000 each. The grant dates and exercise prices could not be amended, so each would enjoy a windfall gain of $1,161,000 because of the award dates being March and July rather than following the consistent September pattern.

The 2009 Proxy Statement was dated March 3rd, 2009. I received it within a few days and voted my shares via the Internet on March 7th. What I find extraordinary is that key elements of the "Compensation Elements We Use to Achieve Our Goal" section were essentially redundant as, only a few days later on March 12th the first awards of stock options were approved. So, this was based, in part, on a revised philosophy that RSUs, which formally comprised one half of annual equity incentive awards, no longer were a component.

Towards the end of the Annual Meeting in Orlando I lined up with other shareowners to ask a question, advancing to third from the microphone when Mr. Immelt broke away to introduce the scrutineer who read out the voting results. My question was going to be addressed to Mr. Larsen asking for a comprehension of these March 12th options awards. However as you may recall, Mr. Immelt, following the scrutineer's report, swiftly closed the meeting.

JH/Nov. 29, 2009

From: John Hepburn [mailto: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, December 10, 2009 1:55 AM
To: Beazer, Craig T (GE, Corporate)
Subject: An article from globeinvestor.com

John Hepburn FISMA & OMB Memorandum M-07- thought you would be interested in the following article from globeinvestor.com, Canada's leading source for financial online news:

"Era of ‘meanness, greed': Immelt"
General Electric Co. chief Jeffrey Immelt says ‘I felt like I should have done more' to anticipate crisis
<http://www.globeinvestor.com/servlet/story/RTGAM.20091209.escenic_1394949/GIStory/Email>

Note from John Hepburn: Hello Craig:

This is where, again, I have a real problem with Mr. Immelt. He is saying one thing but appears to be doing another when it comes to senior executive remuneration.

Regards,

John